FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga approved in the EU for CKD

09 August 2021 07:05 BST

Forxiga approved in the EU for the treatment of chronic
kidney disease in patients with and without type-2 diabetes

Approval based on unprecedented DAPA-CKD Phase III data is the most significant advancement in chronic kidney disease in more than 20 years

AstraZeneca's Forxiga (dapagliflozin), a sodium-glucose cotransporter 2 (SGLT2) inhibitor, has been approved in the European Union (EU) for the treatment of chronic kidney disease (CKD) in adults with and without type-2 diabetes (T2D).

The approval by the European Commission is based on positive results from the DAPA-CKD Phase III trial. The decision follows the recommendation for approval by the Committee for Medicinal Products for Human Use of the European Medicines Agency.

CKD is a serious, progressive condition defined by decreased kidney function and is often associated with an increased risk of heart disease or stroke.1-3 It affects 840 million people worldwide and approximately 47 million in the EU. 3,4 However, diagnosis rates remain low and up to 90% of patients are unaware they have the disease.3

The co-chair of the DAPA-CKD Phase III trial and its executive committee, Prof. Hiddo L. Heerspink, University Medical Center Groningen, the Netherlands, said: "Today's approval establishes dapagliflozin as the first SGLT2 inhibitor approved for the treatment of chronic kidney disease regardless of diabetes status in the EU. Based on the unprecedented results from the DAPA-CKD Phase III trial, dapagliflozin delays disease progression providing physicians a critical opportunity to improve the prognosis of patients with chronic kidney disease."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Today's approval is an important milestone for Forxiga and has the potential to transform treatment for the millions of people living with chronic kidney disease in the EU. While new medicines like Forxiga advance the standard of care, we are also committed to the prevention and early detection of this often debilitating and life-threatening disease."

The DAPA-CKD Phase III trial demonstrated that Forxiga, on top of standard-of-care (SoC) treatment with an angiotensin-converting enzyme inhibitor or an angiotensin receptor blocker, reduced the relative risk of worsening of renal function, onset of end-stage kidney disease (ESKD), or risk of cardiovascular (CV) or renal death by 39% (the primary composite endpoint), compared to placebo (absolute risk reduction [ARR]=5.3%, p<0.0001) in patients with CKD Stages 2-4 and elevated urinary albumin excretion.5

Forxiga also significantly reduced the relative risk of death from any cause by 31% (ARR=2.1%, p=0.0035) compared to placebo.5 The safety and tolerability of Forxiga were consistent with the well-established safety profile of the medicine.

Forxiga (known as Farxiga in the US) was recently approved in the US for the treatment of CKD in adults with and without T2D and is currently under review in Japan and several other countries around the world. Forxiga is also indicated as an adjunct to diet and exercise to improve glycaemic control in adults with T2D and for the treatment of symptomatic chronic heart failure (HF) with reduced ejection fraction (HFrEF) in adults regardless of diabetes status.

CKD
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced estimated glomerular filtration rate (eGFR) or markers of kidney damage, or both, for at least three months).3 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.6 CKD is associated with significant patient morbidity and an increased risk of CV events, such as HF and premature death. In its most severe form, known as ESKD, kidney damage and deterioration of kidney function have progressed to the point where dialysis or kidney transplantation are required.1 The majority of patients with CKD will die from CV causes before reaching ESKD.7

DAPA-CKD
DAPA-CKD was an international, multi-centre, randomised, double-blinded Phase III trial in 4,304 patients designed to evaluate the efficacy of Forxiga 10mg, compared with placebo, in patients with CKD Stage 2-4 and elevated urinary albumin excretion, with and without T2D. Forxiga was given once daily in addition to SoC. The primary composite endpoint was worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD or death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD or renal death), the composite of CV death or hospitalisation for HF (hHF), and death from any cause. The trial was conducted in 21 countries.8 Detailed results from the trial were published in The New England Journal of Medicine.8

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Forxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas.8-10 Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and CKD.11-13

Forxiga is approved as an adjunct to diet and exercise to improve glycaemic control in adults with T2D and in T2D to reduce the risk of hHF or CV death when added to SoC based on the findings of the DECLARE-TIMI 58 Phase III CV outcomes trial.9 Forxiga is also approved for the treatment of HFrEF and the treatment of CKD based on the findings of the DAPA-HF and DAPA-CKD Phase III trials.8,10

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Forxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. Forxiga is currently being tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
Centers for Disease Control and Prevention (CDC) [Internet]. Chronic kidney disease in the United States, 2019; [cited 2021 Jul 08]. Available from: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
2.
Segall L, et al. Heart failure in patients with chronic kidney disease: a systematic integrative review. Biomed Res Int. 2014;2014:937398.
3.
Bikbov B, et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet. 2020;395(10225):709-733.
4.
Jager KJ, et al. A single number for advocacy and communication-worldwide more than 850 million individuals have kidney diseases. Nephrol Dial Transplant. 2019;34(11):1803-1805.
5.
Heerspink H. DAPA-CKD - Dapagliflozin in Patients with Chronic Kidney Disease. Presented at: ESC Congress 2020 - The Digital Experience, 2020 August 29 - September 01.
6.
National Kidney Foundation [Internet]. Kidney Disease: Causes, 2015; [cited 2021 Jul 08]. Available from: https://www.kidney.org/atoz/content/kidneydiscauses.
7.
Briasoulis A, Bakris GL. Chronic kidney disease as a coronary artery disease risk equivalent. Curr Cardiol Rep. 2013;15(3):340.
8.
Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med. 2020;383(15):1436-1446.
9.
Wiviott SD, et al. for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. N Engl J Med. 2019;380:347-357.
10.
McMurray J, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med. 2019; 381:1995-2008
11.
Mayo Clinic [Internet]. Heart failure, 2020; [cited 2021 Jul 09]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
12.
Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States, 2020; [cited 2021 Jul 09]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.
13.
National Institute of Diabetes and Digestive And Kidney Diseases (NIH) [Internet]. Heart disease & kidney disease, 2016; [cited 2021 Jul 09]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary